Exhibit 99.1
Gold Fields Limited
Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code:ZAE000018123
(“Gold Fields” or the “Company”)

DEALINGS IN SECURITIES BY THE MANAGEMENT SHARE INCENTIVE SCHEME

In compliance with paragraphs 3.63 to 3.74 and 3.92 of the Listings Requirements of JSE Limited (the “Listings Requirements”) and per the provisions of the Gold Fields 2012 Share Plan (“Scheme”) the Company hereby advises the following dealings by the Scheme:

Name of Scheme:	Gold Fields Share Plan 2012
Nature of Transaction:	On-market purchase of ordinary shares in Gold Fields for delivery to nominated participants on 25 February 2025 in terms of the Scheme
Date of Transaction:	20 February 2025
Class of Securities:	Gold Fields ordinary shares
Number of Securities:	489,671
Market Price per share:	R367.9436
Value of Transaction:	R180,171,310.56
Nature of Interest:	Direct Beneficial

The necessary clearance to deal in the above securities has been obtained in terms of paragraph 3.66 of the Listings Requirements.

21 February 2025

Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd